[LEGAL & COMPLIANCE LETTERHEAD]

May 24, 2011

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    A Clean Slate, Inc.
          Registration Statement on Form S-1
          Amendment filed May 11, 2011
          File No. 333-171804

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of A Clean Slate, Inc. (the “Registrant”) Amendment No. 4 to the above-referenced Form S-1. This Amendment No. 4 is marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Richard Astrom dated May 19, 2011. We trust you shall deem this Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. Please update your filing to include financial statements for the three months ended March 31, 2011.

Response: We have amended our disclosure to include the financial statements for the three months ended March 31, 2011. In conjunction therewith, we have also amended the section “Management's Discussion and Analysis of Financial Condition and Results of Operations”.

Finally, we acknowledge the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

  Legal & Compliance, LLC

  By: /s/ LAURA ANTHONY
       Laura Anthony, Esq.